By Edgar Transmission

August 17, 2007

Mr. Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549

Re: SEC Comment Letter re: Sun American Bancorp Form 10-K for the Year Ended December 31, 2006, File No. 001-32183

Dear Mr. Walker;

The purpose of this letter is to respond to the SEC Comment Letter referred to above. Please be advised that the content of this response has been prepared by our management and reviewed and approved by the Audit Committee of our Board of Directors.

Item # 1 – Seleceted Financial Data, page 26

You have indicated that we should add a footnote(s) to our table of selected financial data to describe material items that affect the comparability of the financial data presented. We will provide this expanded disclosure in future filings.

Item # 2 – Allowance for Loan Losses, page 34

You have asked us to explain how we arrived at the loan loss provision amounts reported in each of 2005 and 2006 in light of a variety of changes to the loan portfolio size and composition. We have responded below to each of the circumstances that you have raised.

General

Our overall allowance for loan loss and the related annual provision are determined based upon a defined and consistent methodology. This methodology is determined under the guidance of FAS 5 and FAS 114 and is generally described on page 33 of the Form 10-K.

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To expand on this for your clarification, we divide our portfolio into fifteen segments and apply a specific loan loss factor to each segment generally based upon the underlying loan collateral and perceived risk of the type of loan. We also include a component of our allowance to our running three year average of historical charge off percentage performance.

1.

In reference to the 2005 fiscal year you note that our loan balances increased by $57.5 million. We booked a provision in that year of $475,000. All loan growth in that year was due to loan origination. In that year our methodology indicated that we would provide a provision of, on average, 1.00% for net new loan growth. One would expect a provision of approximately $575,000 on this basis, however we had recoveries in excess of charge offs during the year in the amount of $35,000 so additional provision was not required for this portion. Further, prior to 2005 we had booked a provision amount related to our unfunded loan commitments through our allowance for loan loss accounts in error. During 2005, upon recommendation from our auditors, and in order to correct this expense misclassification, we booked a one time adjustment of $69,000 of reallocation from loan loss provision to other expenses. The allowance side of this adjustment is reflected in the table on page 34 in the 2005 year column.

2.

In reference to the 2006 fiscal year, you have noted that loans increased by $141 million. We booked a provision in 2006 of $338,000. The 2006 difference is due to three main items. First recoveries exceeded charge offs by $33,000 in 2006. Second, we acquired a $68 million loan portfolio from Beach Bank on December 29, 2006 and booked an allowance related to this acquisition of $562,000. It was recorded as an acquisition purchase price adjustment and booked to goodwill rather than expensed through the loan loss provision. The amount of this adjustment was determined by applying our allowance methodology to the various components of the Beach Bank portfolio.

Third, in applying our methodology to our portfolio in 2006, we determined that our historic three year average of charge off provision had dropped significantly from an allocation of thirty-eight basis points to a current level of seventeen basis points. Accordingly we were obligated, under our methodology, to reduce the required allowance. In the forth quarter of 2006 we booked a $457,000 reversal of our loan loss provision as described on page 49 of the document. This is also the answer to the query in Item # 4.

3.

You have asked us to address the anomaly of why our provision for loan losses have decreased in a period where impaired loans have increased significantly. The reason for the decrease is described above. In relation to our increased impaired loans we would note the following.

For all identified impaired loans at December 31, 2005 and 2006, we have prepared a FASB 114 analysis to determine for each loan the specific additional reserve required (if any) based upon 1) the current reserve allotted to the loan; and 2) the value and sufficiency of the collateral underlying the loan. In 2005, this impacted four loans and additional specific reserves of $20,000 were identified to be required and were booked and included in our provision for loan losses.

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In 2006, the dollar amount of impaired loans had increased significantly for two main reasons. First was the acquisition from Beach Bank where we identified impaired loans totaling $2.8 million. Second was the inclusion of a specific and significant loan from our original portfolio in the amount of $7.2 million.

We again applied our FASB 114 analysis to each impaired loan and determined that a collective increased provision of $341,000 was required and this was again booked but the impact of this was offset to some extent by the need to reduce the provision due to excess reserves of $457,000 noted above.

You note that on acquisition of the Beach Bank loan portfolio, we increased our allowance for loan losses by $562,000 related to acquiring $2.8 million of impaired loans. Actually the purchase price adjustment that resulted in the $562,000 increase in our allowance for loan losses was the result of applying our allowance methodology to the Beach Bank portfolio overall (i.e. segment by segment).

You have asked us in Item # 3 below how we considered the application of SOP 03-3 related to the Beach Bank acquisition. In fact we did consider it (please see Item # 3 below for elaboration). However we also applied our FASB 114 calculation to all loans acquired from Beach Bank including the impaired loans. The actual increase of allowance related to the Beach Bank impaired loans (after performing the FASB 114 analysis) was only $18,000 of the $341,000 referred to above. This essentially resulted in an overstatement of our allowance for loan losses of $18,000 or approximately ½ of 1% of the total balance at December 31, 2006.

The overall adjustment was less than may have otherwise been the case due to the high quality and level of collateral supporting these loans.

You note our comment related to the increased credit and collateral risk for a downgraded construction loan for $9.2 million. For clarification, this loan was actually $7.2 million. However the reasoning has been addressed above. We performed a FASB 114 analysis on the loan and determined that an additional specific reserve was required in the amount of $72,529 and this was booked as part of the $341,000 provision referred to above.

You note that we had a 229% increase in non performing commercial loans in 2006. We note the following in respect of this increase. 1) it is a relatively small dollar amount of increase; 2) the overall portfolio balance has increased and the 2005 nonperforming amount represents 0.14 % of the portfolio and the 2006 nonperforming amount represents 0.27 % of the portfolio; and 3) it is largely due to one loan item for $500,000. This item was subject to our FASB 114 calculation and was assigned a specific reserve of $75,094 at year end. For information, the loan has now been repaid and resulted in an actual net charge off of $2,700 compared to the $75,094 of reserve.

You have asked about our allowance in respect of the differences due to the Beach Bank portfolio. It has largely been addressed in comments above. To

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summarize, we conducted an extensive review of the Beach Bank loan portfolio and upon acquisition we applied our methodology to bring their portfolio into our system from the outset. This resulted in establishing what management believed to be an adequate allowance for the portfolio. In general the portfolio segments were very similar to the makeup of our own portfolio in terms of types of loans (construction, land etc.) undertaken, and we believe we have addressed all of the issues that we are aware of at this time.

You have queried our provision in relation to reduced property sales in Florida. As you may expect we are aware of the changes in our market place. Most of these changes became apparent in 2007 however we had been preparing for expected changes in advance in 2006. We did this by increasing our loan review activity and enhancing our underwriting procedures in the areas of stress testing loan repayment capacity.

One of the primary reasons for the increases in our non performing loans is that management continually reviews our loans and their repayment capacity. As the market has changed, we have identified a number of loans that, while still performing, we judged there to be a change in the viability of the underlying purpose of the loan to the extent that it had, or may, exceed our acceptable risk parameters. In these cases (including the $7.2 million construction loan and the $500,000 commercial loan referred to above) management has acted proactively upon the loan maturity and has declined to renew select loans. By taking this action, we stopped receiving payments on the loan and as a work out solution developed over time, the period of non-payment exceeded ninety days and resulted in an increase in non performing loans. We could have renewed these loans and avoided the re-classification however we felt it was more prudent to not renew these select loans so that we could preserve our loan default and use this as leverage to invite the loan out of the bank and to reduce our overall exposure. By initiating these strategies, we cease to receive payments on the loan and they therefore move to nonperforming over time while the client works out an alternative financing solution. As noted above, this strategy has been successful already for the $500,000 loan and is well in process for the $7.2 million loan.

In general as the Florida market has changed, management has been proactive to monitor our credits more closely and act to mitigate risk to Sun American Bank (the “Bank”). The determination of loan loss analysis has been addressed above. We believe we have adequately provided for identified impaired loans based upon the knowledge that we have available to us.

As a general comment, we have just been subject to our annual regulatory safety and soundness examination by our Federal Regulators. The final report has not been issued however in pre exit meetings, our regulators did not identify to us any significant changes to, or downgrades for, our asset quality. Their analysis was based upon a review of in excess of fifty percent of our total loan files by dollar value and their review was risk focused on our more inherently riskier loans. Their review included all loan files acquired in each of the Beach bank and Independent Community Bank transactions.

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Item # 3 – Acquisition Related Adjustments

You have queried our acquisition related adjustments to the allowance for loan losses related to the Gulf Bank acquisition in 2004 and the Beach Bank in 2006.

Specifically you have asked us to discuss how we determined the effects of applying SOP 03-3 to the acquired loan portfolios in 2006 and 2004.

For the Gulf Bank transaction which occurred in 2004, SOP 03-3 was not in effect for our 2004 fiscal year. Early application of this pronouncement was encouraged but not required.

For the Beach Bank transaction consummated at the end of 2006, we considered the provisions of SOP 03-3 but concluded that the impact on our financial statement reporting was not material so we did not disclose. Had we reported using SOP 03-3 at December 31, 2006, the required disclosure as per paragraphs 14-16 would have included the left hand column of the note below. Our disclosure for June 30, 2007 is represented by the entire note below:

	At Acquisition	June 30, 2007
	(Dollars in thousands)
Contractually required principal and interest	$2,815	$775
Nonaccretable difference (expected losses and forgone interest)	(59)	(18)
Cash flows expected to be collected	2,756	757
Accretable yield	(136)	(33)
Basis in acquired loans	$2,620	$724
Accretable yield, at acquisition		$136
Accretion		(87)
Disposals		(16)
Accretable yield, June 30, 2007		$33

Note that by June 30, 2007, 72% of the contractually due payments have been collected or sold. We have expanded our disclosure to include this as indicated in your letter beginning with our second quarter of 2007 10Q report for both the Beach Bank and the Independent Community Bank transactions.

Item # 4 – Provision for Loan Losses

We believe that this issue was addressed in our response in item # 2. Essentially we recorded a reversal of 2006 loan loss provision in the forth quarter of 2006 due to a reduction of historic loan charge off percentage that occurred in 2006 based upon a three year running average according to our methodology. This was disclosed on page 49 of the document.

Please note that in our filing for the Form 10-Q for the second quarter of 2007, we have reported a further reduction in our allowance for loan losses. Without going into detail in this response letter, we had a reduction of loan balances in the first six months of 2007 of

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approximately $30 million (excluding the impact of the Independent Community Bank acquisition). Despite the fact that we increased risk factors in our methodology to address the higher level of current real estate market risks in the Florida market place, we could not justify the excess reserve created through the runoff of almost 10% of our overall loan portfolio.

Item # 5 – Summary of Significant Accounting Policies, page 61

You have commented on the wording we have used to describe our securities amortization. Our calculation for securities amortization has been outsourced to a third party provider who prepares this information on behalf of numerous banks.

We do in fact use the constant yield method in accordance with FAS 115.There are no differences in the resulting amortization. We will correct our disclosure for future filings.

Item # 6 – Goodwill and Intangible Assets, page 69

You have queried the amortization period for core deposit intangibles and how they were determined. The balance of $2,259,044 at December 31, 2006 is composed of several different pieces as follows:

Acquisition

Amount $

Amortization Period

Pan American

200,000

12 years

Gulf Bank

828,587

9 years

Beach Bank

1,120,457

7 years

BB Fair Value of

Lease

110,000

3 years

In each case the Bank engaged a third party valuator at the time of the acquisition. We provided the details of the deposit portfolio to them and also provided them with our assumptions of the client base based upon the classification of the deposits and our past experience with our client base to estimate future client retention. The third party provided us with an independent fair value estimate in each case to support the intangible value.

We will expand this disclosure for future filings.

Item # 7 – Income Taxes, page 71

The process by which we set up of a deferred tax asset and related benefit was the result of extensive review. As you can see, the Bank has evolved from an unprofitable entity until 2005. It has grown both internally but also due to the impact of various acquisitions over time. As a result of numerous prior year losses, we had been carrying forward potential tax benefits. Toward the end of 2005 it became clear that we were going to make a profit but we would have no current tax expense due because we would be able to use the benefits of prior years of accumulated losses. We engaged the independent accounting firm of RSM McGladrey Inc. (not our external auditors) to assist us with a

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detailed analysis of whether or not we should consider setting up a deferred tax asset. After examination of both the positive and negative evidence, we determined in 2005 that it was not more likely than not that we would be able to realize on the benefits so we did not set up an asset to reflect the future income tax benefits. At that time we also updated our analysis to identify what factors would be needed to be established in order to consider the set up of a future benefit, in future.

In the second half of 2006 it again became apparent that we would report a profit. Further, our 2007 budget process and three year forecast data indicated that we expected profits to be continued into future years and beyond. We again engaged the independent accounting firm to assist us with an updated analysis. In this instance we determined it was more likely than not, that we would be able to realize the future benefits of past net operating losses.

The positive evidence that we relied upon was:

•

Operating losses had been steadily reducing between 2002 and 2004. The modest loss reported in 2004 was due to the write off of assets of a discontinued line of business (known as Business Manager), otherwise we would have realized an operating profit in 2004.

•

We had reported operating profits in 2005 and 2006 and had in fact been able to utilize $5.2 million of past operating losses to offset taxable income over this period.

•

We had grown the core size of our bank to a level that was expected to produce profitable results in 2007 and forecast to continue through our 2009 forecast period.

•

The identified acquisitions related to both the Beach Bank and Independent Community Bank had been forecast to be accretive to earnings from inception.

We had made reference to not setting up the deferred tax asset in our 2005 Form 10-K in note 9. We did report reasoning for why we recognized the future benefits in our 2006 Form 10-K in note 9. We will expand our disclosure for future reporting to describe the positive evidence upon which we relied as you have indicated.

Item # 8 – Income Taxes, page 71

You have asked us to explain to you how we determined that our reversal of the valuation allowance was appropriate in 2006 in light of what you have identified as negative evidence. We have responded to each item below;

1.

Our history of recurring losses in the years 2002 to 2004 – We addressed this somewhat in item # 7. Basically the Bank has undergone substantial change since it was acquired by new management in 2000. As noted on page 26 of the document, the Bank’s total assets increased significantly between 2002 through 2004 and have continued to increase beyond then to the present. The higher level of earning assets had permitted the Bank to reach the economies of scale required to operate at profitable levels. Reported losses were consistently declining in 2002 through 2004. Excluding a write off of assets associated with a discontinued line

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of business in both 2003 and 2004, the Bank would have had operating profits in each of those years (see page 51 – Provision for Loan Losses in the document in reference to the 2004 portion). We had clearly trended toward profitability that was subsequently validated based upon our 2005 and 2006 financial results. We viewed this trend as positive evidence that supported realization of the future benefits.

2.

It is true that Beach Bank reported recurring losses in 2005 and 2006. Closer examination of the underlying reasons for these losses would identify that the losses were due to the requirement to comply with a regulatory cease and desist order. The nature of our acquisition of Beach Bank was such that we did not acquire its charter. We acquired only identified and agreed client assets and liabilities. The issues that had been the cause of their regulatory concerns had largely been corrected prior to our acquisition and were not being assumed by us in the transaction. Our analysis of the Beach Bank transaction indicated that, with exception of some one time conversion costs in 2007, the assets acquired would be accretive to our earnings in 2007. In the first two months post acquisition and prior to conversion of their financial information to our systems, we were able to validate that the acquisition was providing a positive return. The reason for this is that we were able to reduce salaries, premises and other operating costs significantly from inception. Again we viewed this acquisition to be positive evidence rather than negative evidence to support our decision.

3.

We have addressed the issues surrounding the increase in impaired assets acquired from Beach Bank in items # 2 and 3 above. The low loan to values ratios and amount and quality of underlying collateral mitigated additional exposures.

4.

The uncertainties regarding the unsettled dispute with Beach Bank relates only to the final purchase price to ultimately be paid by us to its former shareholders. It is not expected to have any direct impact on future profitability of our business beyond the associated legal costs to complete an arbitration process. The assets acquired from Beach Bank have been fully integrated into our business and daily operations are not impacted by the pricing dispute.

The entire purchase price for Beach Bank was paid by issuance of common stock of our company. We have issued and placed in escrow what we believe to be a higher number of our common shares than we believe are required to settle the final purchase price. We have also accounted for the transaction based on the number of shares actually issued so any future change is expected to be beneficial to our company rather than negative. It will also be a balance sheet transaction (see item # 11 below for elaboration).

Item # 9 – Valuation Allowance Reconciliation

You have asked us to reconcile our disclosure of Provision for Income Taxes on page 50 of the document. This information is actually disclosed in our Note # 9 to the financial statements on page 71 of the document.

The disclosure on page 50 should have reported that the reduction in the valuation allowance against deferred tax assets was $2.2 million rather than $1.9 million. We should have reported that this was partially offset by income tax expense of $952,000 rather than $650,000.

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As noted this is correctly reported on page 71. We will revise our disclosure to correct this in future filings.

Item # 10 – 2005 Current Tax Expense

We direct your attention to our Form 10-K for 2005 where we noted on page 37 of our management discussion and analysis that “The Company recorded no income taxes in 2005 as a result of decreasing the valuation allowance for the realizable portion of deferred tax assets. The valuation allowance decreased $1.0 million in 2005 eliminating the need to provide for income tax expense.” This comment is repeated on page 51 of the Form 10-K for 2006.

Further in the 2005 Form 10-K in note 9 on page 56 we reported that “The Company recorded no income taxes in 2005 as a result of decreasing the valuation allowance for the realizable portion of deferred tax assets.” Similarly, in our Income Tax Note on page 71 of our 2006 Form 10-K, we reported “In 2005 and in 2004, the Company recorded no income taxes. The Company recorded a valuation allowance in an amount equal to its net deferred tax assets…”

We are unsure what additional disclosure is sought and would appreciate further guidance on this matter if you deem necessary.

Item # 11 – Purchase of Assets and Assumption of Liabilities of Beach Bank in 2006, page 80

You have asked us to explain the nature and dollar amount of adjustments to the book value of Beach Bank that may result in a reduction of common stock issued. It is a complicated issue. We could provide extensive detail if required. For the purpose of this letter, we would note that purchase price of Beach Bank was to be based upon a multiple of 2.35 times the ending value of their total shareholders’ equity as reported in their audited balance sheet. We received their balance sheet on February 27, 2007. We noted that the ending equity number failed to include the following expenses, all of which were incurred and paid by Beach Bank prior to the acquisition.

•

A FINCEN fine in the amount of $800,000.

•

Audit and legal fees covering the period of March to December 2006 related to the sale of their bank assets to us in the amount of $ 406,000.

•

Severance, vacation pay and related employer taxes paid prior to closing in the amount of $374,000.

•

Sundry expenses of $12,000.

Collectively, these expenses total $1,592,000. Based upon a multiple of 2.35, they equal share issuance value of $3,741,000. Beach Bank disputes that these items should be expenses of their Bank and we are in arbitration to resolve.

You have asked us to provide the minimum and maximum adjustments. Basically if we are completely successful, we would recover approximately 243,391 of the shares issued

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(based upon a deal value of $12.50 per share). The maximum adjustment in our favor would result in a decrease of goodwill and a corresponding decrease of share capital / capital surplus of approximately $3,042,000.

The actual reported book value of Beach Bank as reported in their financial statements is $8,692,558. At a 2.35 multiple the purchase price would be $20,427,511. We have paid them (in escrow) $19,728,000. In the event that the Beach Bank position prevails we would be required to issue a further $699,000 of common shares at $12.50 per share or 55,905 shares. This would result in an increase in goodwill and share capital / capital surplus of $699,000.

The time frame for resolution is uncertain. We do expect to fully resolve the purchase price issue in fiscal 2007. However there could be lingering issues to resolve that extend beyond the central issue and these could remain unresolved until some time in 2008. Termination of the acquisition is not contemplated.

We will expand our future disclosures to incorporate the above items as indicated.

Form 10-Q for the three months ended March 31, 2007

Item # 12 – Asset Quality and Nonperforming Assets, page 17

You have queried our accounting for the provision for loan losses and related allowance for the March 07 period. A lot of the reasoning behind how we arrived at these results, repeats the theory and methodology expressed in Item # 2 but applied to a new set of facts. I would note one inaccuracy in our comments. We expressed that a $907,000 allowance was transferred from Independent Community Bank. In fact, we applied our methodology to the loans that were acquired and the resultant allowance of $907,000 was what was deemed to be an adequate purchase price adjustment based upon the $103 million of loans acquired.

In relation to the application of SOP 03-3, it affected approximately $447,000 of loans in the portfolio. Further we acquired this portfolio on March 30, 2007 so it had been part of our business for only one day in the quarter.  At the time of acquisition the differential between contractual and expected cash flows was determined to be nominal ($13,000) so the required disclosure was not provided. We will provide this disclosure for future filings as indicated.

You have queried why no additional provision for loan losses was deemed necessary for the quarter in light of an increase in impaired loans and the additional risks related to a borrower who was not proceeding with a condominium conversion. While our impaired loans adjust based on specific circumstances over time, the primary reason for the increase in the total impaired loans was in fact due to the condominium conversion that was reported.

As noted in item # 2, we applied our FASB 114 analysis across all of our impaired loans to identify if additional reserves were appropriate, based upon adequacy of collateral. In the case of this property we took an additional step and ordered a new appraisal to

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establish the property value under current market conditions and we determined that additional reserves were not warranted at the time.

You have queried why addition loan loss provision was not required, given the $1.3 million increase in non performing loans. As noted in our Form 10-Q, the increase was due to the one condominium property and the $477,000 of non accruing assets acquired from Independent Community Bank, both of which have been addressed above.

The $10 million runoff in our loan portfolio resulted in our having an “excess” allowance recorded. However, given current market conditions, we determined that we wished to revise our methodology to increase the loan loss factor that had historically been applied to our vacant land loan category as this was perceived by management to be a source of increased exposure. This is consistent with your prior observation of the real estate issues in Florida in Item # 2. The increase in assigned reserve removed the “excess” reserve so no reduction in allowance was recorded due to the shrinkage of our loan portfolio in the quarter.

Item # 13 – Analysis of Allowance for Loan Losses, page 8

You have asked us to explain why the allowance for loan losses acquired from Independent Community Bank are not affected by SOP 03-3 and to provide note disclosure on this basis if applicable.

As previously noted in Item # 3, we considered the application of SOP 03-3 but concluded that the impact was not material. Based upon your comments, we have expanded our disclosure in our second quarter Form 10-Q where we added disclosure as noted below;

The Company acquired certain loans from Independent Community Bank that were impaired at the time of acquisition which are subject to the income recognition provisions of SOP 03-3 (Note 1). The carrying value of these loans and a summary of the change in accretable yield follows:

	At Acquisition, March 30, 2007	June 30, 2007
	(Dollars in thousands)
Contractually required principal and interest	$484	$494
Nonaccretable difference (expected losses and forgone interest)	(8)	(18)
Cash flows expected to be collected	476	476
Accretable yield	(38)	(28)
Basis in acquired loans	$438	$448
Accretable yield, at acquisition		$38
Accretion		(10)
Accretable yield, June 30, 2007		$28

We are uncertain if you are asking us to amend our first quarter Form 10-Q. Please advise and we will be guided by your response.

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Item # 14 – Acquisitions, page 13

You have queried the amortization period for the core deposit intangible for the Independent Community Bank acquisition. It will be amortized over a six year period. The amount and period was determined in a process the same as that referred to in Item # 6 above. We will provide this disclosure in future filings.

Closing Comments

We hope that you will find our responses to your queries to be adequate, however please do not hesitate to contact me further if you require additional clarification or information related to these responses.

We do acknowledge that our Company is responsible for the adequacy and accuracy of disclosures in our public filings.

We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing.

We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert Nichols

Chief Financial Officer

CC:

Dr Nelson Famadas, Chairman

Audit Committee

Sun American Bancorp

Marc P. Levy, Esq.

Luse Gorman Pomerenk & Schick

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